ELMWOOD PARK

KATHA FILM SERIES
SEMI-FINALIST

DALLAS INTERNATIONAL
FILM FESTIVAL
SEMI-FINALIST
DIFF

FESTIVAL ANGAELICA
OFFICIAL SELECTION

Rhode
Island
International
Film
Festival
FINALIST

Three high school seniors are led on a strange psychedelic journey through the underworld of a run- down American town.

JIMMY

Jimmy is an underachieving stoner with a heart of gold. Jimmy is the unspoken leader of his trio of friends and one of the two lead roles in this ensemble film.

JASPER

Jasper is an anxious, timid man with an undiagnosed mental condition. Earlier in life, Jasper was sent to the state hospital for 18 months because his parents did not understand how to give him the proper care he required. This character will be the most demanding acting role in the entire project.

JOHNNY

Johnny is the antithesis of Jasper and the driving force behind Jasper's criminal acts. In many ways, Johnny is everything Jasper wishes he could be, but this callous demeanor comes at a cost. Johnny is a hot-headed, unpredictable character that is a negative catalyst to Jasper, and in turn, Jimmy.

DR. MARK CHAPMAN

Dr. Mark Chapman is a senior doctor at the local mental hospital and the man responsible for a majority of Jasper's abuse during his time there. Dr. Chapman seems to have the perfect life, but like everyone in this world, he is a deeply flawed individual, who ends up paying the ultimate price.

MERCEDES

Mercedes is a dancer at the Just Enuff Lounge who is a surreal mix of beauty and danger. She is Jasper's only source of any type of love or affection. Mercedes is a dominating force, who has a dreamlike quality about her, but she is deeply flawed, with an irrational, chaotic personality and violent temperament.

THE FIXER

The Fixer is an intimidating, surreal figure that handles the dirty jobs of this particular criminal world.



TOMMY

Tommy "T-Bone" Montgomery is the sleazy owner of the local strip club, The Just Enuff Lounge. Tommy is Jasper and Johnny's mean and disrespectful boss. He is a collector of vintage porn tapes and vinyl records. Once a month, he hosts a karaoke night at the club, an event created solely for Tommy to show off his crooning. Tommy may or may not be the last bloodline heir to the Montgomery County family fortune.

TAB

Tab is a small-time, drug-dealing burnout who is the main, street-level source of drugs in the town. Tab fronts the boys a variety of drugs and eventually, he shows up at the Halloween Party with The Speed Freak.

THE PARK

The Park connects the grounds of The State Hospital to other parts of the neighborhood. In years past, the park was used as a crematorium for the State Hospital and has a strange, dark history that the town refuses to speak about in detail.

THE GREEN RAMP

The Green Ramp is somewhat of a spiritual place for the boys, as they come to it every morning to smoke weed before school. It is reminiscient of the meaningless childhood hangout spots that seemed to mean so much at the time.

THE HIGH SCHOOL

The Catholic High School is an institution that the boys frequent the least. While the boys only spend a few hours at school during the film, the teachers, principals, and other characters at the school make it such an interesting place. After meeting some of the staff, it is very obvious why Jimmy, Michael, and Gabe are not living up to their full potential.

THE STATE HOSPITAL

The looming presence of the The State Hospital, the asylum for the criminally insane, is felt throughout the film. In his youth, Jasper was abused by Dr. Mark Chapman during his 18-month stay at the hospital. The hospital is located directly in the middle of the small town, which creates a sense of unease and mystery for all residents.

THE JUST ENUFF LOUNGE

Owned by Tommy "T-Bone" Montgomery, cleaned and sanitized by Jasper and Johnny, worked by Mercedes, and protected by Angel, The Just Enuff Lounge is a mysterious strip club that serves as one of the major locations in the film.

THE PARTY HOUSE

The Halloween Party occurs in one of the larger houses in the neighborhood. Stella, Ella, and Bella invite the boys to the party, only to steal their drugs. Tab and The Speed Freak attend the party to sell drugs to other high schoolers.

DIRECTOR'S STATEMENT

As the writer and director of this film, a resident of the town where production will take place, and a family member of someone who was locked in this very state hospital from his teenage years until death, I am the person to tell this story.

This film is an exploration of youth, mental health, and how institutions of school, church and medicine have failed members of society for years. This film is a meditation on what it means to be a product of your own environment and how truly difficult that can be for some people.

My hometown, like many places in the United States, is undergoing some serious plans for renovation and this film will be the last opportunity to capture its look, feel, and controversial history. Things have already started to change and this film will be an homage to its strange past.

In my opinion, the innate beauty of the medium of film is the collaboration of artists to create one final work. I would love to collaborate with you on this project to tell a story that means so much to me.

SINCERELY,

Gregory Falatek



FILM REFERENCES









BILL PULLMAN
PATRICIA ARQUETTE
BALTHAZAR GETTY
A DAVID LYNCH FILM
LOST HIGHWAY
"LURID EROTICISM"
"LYNCH'S BEST SINCE 'BLUE VELVET'"

LOST HIGHWAY

1997

GUMMO
PAR HARMONY KORINE,
LE RÉALISATEUR DE SPRING BREAKERS
« FASCINANT, CHOQUANT, PERTURBANT, BOULEVERSANT »
GUS VAN SANT

GUMMO

1997

NACH IRREVERSIBLE
DER NEUE SKANDALFILM VON GASPAR NOE
ENTER THE VOID
WARNUNG

ENTER THE VOID

2009

STAND BY ME

STAND BY ME

1986



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THE LOOK

We love the dreamy 35mm film look with fine grain and saturated colors, but it is doubtful that we will have a budget for shooting 35mm film. With a mix of vintage lenses and specific color-grading, I believe we can achieve a version of this look on a digital camera to keep our costs as low as possible.

TECHNICAL DETAILS

Our camera crew would rent an ARRI Alexi Mini or Sony VENICE for the primary camera of our production. If needed, Gregory owns a Blackmagic Cinema Camera 6k Pro that can be used as a B-camera, as these cameras have been used as second and third cameras on $200M productions like Spiderman: No Way Home. We would rent vintage cinema lenses to give the images a high-quality film look and roll off some of the harshness of the digital sensors.

TIMELINE

We want to take as much time as needed in pre-production to plan every element of this film so that we do not waste a cent. The script is ready and we are in the process of finalizing casting for local and A-list talent. We are in the process of scheduling and financing the 28 day shooting schedule. Our plan to begin filming starts in October 2025 which may be easier to fit into an actor's schedule with the extended timeline.

BUDGET

To make this movie properly, while using union performers and crew, we would need an ample budget for production, post-production, distribution and marketing, but I am confident we can make this film for $500,000 USD or less. Pennsylvania offers a 25% tax credit for film productions,so we could receive up to $125k back with this budget range.

MARKETING

In addition to our professional digital marketing campaigns, we will cast a few name actors and give them a back end percentage of the film from the producer's share to incentivize their participation in the project. On a local level, after our film festival run and official release, we will have a screening in Elmwood Park, where most of production will take place, to build awareness of the project in the local community. This project will be submitted to all major festivals and some regional festivals with plans of a lengthy international festival run.

DISTRIBUTION

We will use our film festival run to garner attention for the project and secure licensing for the international rights of the film. After the film's rights are licensed internationally, we will focus on domestic sales, which is where our investors may see a profit. If possible, we'd love to have a limited theatrical release; however, we are committed to doing what is financially viable for the project and we are confident that we can secure proper distribution after a festival run. Once we attach a few name actors, we may be able to get some pre-sales from distributors, but the film festival circuit is a route that we know and trust.

THANK
YOU

CONTACT GREGORY FALATEK - WRITER/DIRECTOR CODI CHUN - PRODUCER STONY CREEK STUDIOS